July 5, 2013

Via EDGAR and FedEx

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	InterMune, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 000-29801

Dear Mr. Rosenberg,

InterMune, Inc. (the “Company”) is furnishing this letter in response to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John Hodgman of the Company dated June 27, 2013 regarding the above referenced filing. The Company’s response to the comment, which has been repeated below, follows the Staff’s comment.

Item 9a. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 114

1. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of these controls and procedures as required by Item 307 of Regulation S-K.

Company Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed with the Commission an amendment to its Annual Report on Form 10-K to disclose the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures as of December 31, 2012.

In connection with the Company’s response to your questions, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 466-2200 with any questions or comments regarding this correspondence.

Respectfully submitted,

/s/ John C. Hodgman
John C. Hodgman Chief Financial Officer and Executive Vice President, Finance